UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 1-11176

For the month of	July, 2010.

Group Simec, Inc.

(Translation of Registrant’s Name Into English)

Av. Lazaro Cardenas 601, Colonia la Nogalera, Guadalajara, Jalisco, Mexico 44440

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	|X|	Form 40-F	|_|

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes	|_|	No	|X|

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes	|_|	No	|X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	|_|	No	|X|

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________________.)

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO SIMEC, S.A.B. de C.V.

(Registrant)

Date: July 28, 2010.	By:	/s/ Luis García Limón

		Name:	Luis García Limón
		Title:	Chief Executive Officer

PRESS RELEASE	Contact: Sergio Vigil González
Adolfo Luna Luna
Grupo Simec, S.A.B. de C.V.
Calzada Lázaro Cárdenas 601
44440 Guadalajara, Jalisco, México
52 55 1165 1025
52 33 3770 6734

GRUPO SIMEC ANNOUNCES RESULTS OF OPERATIONS FOR THE FIRST SIX MONTHS OF 2010

GUADALAJARA, MEXICO, July 27, 2010- Grupo Simec, S.A.B. de C.V. (AMEX: SIM) (“Simec”) announced today its results of operations for the sixth-month period ended June 30, 2010.

Comparative first six months 2010 vs. first six months 2009

Net Sales

Net sales increased 38% to Ps. 9,242 million in the first half 2009 compared to Ps. 12,760 million in the same period 2010. Shipments of finished steel products increased 19% from 977 thousand tons in the first half 2009 compared to 1,162 thousand tons in the same period 2010. Total sales outside of Mexico in the first half 2010 increased 90% to Ps. 7,129 million compared to Ps. 3,760 million in the same period 2009, while total Mexican sales increased 3% from Ps. 5,482 million in the first half 2009 to Ps. 5,631 million in the same period 2010. The increase in sales can be explained due to major shipments during the first half 2010 in 19%, compared to the same period of 2009 (185 thousand tons increase). The average price of steel products increased 16% in the first half 2010 compared with the same period of 2009.

Direct Cost of Sales

Direct cost of sales increased 46% form Ps. 7,367 million in the first six months 2009, to Ps. 10,772 million in the same period 2010. Direct cost of sales as a percentage of net sales represented 84% in the first half 2010 compared to 80% in the same period 2009. The cost of sales increased due an increase in the shipments of finished steel products and higher cost in raw material.

Gross Profit

Marginal profit in the first half 2010, increased 6% from Ps. 1,875 million in the firs half 2009, to Ps. 1,988 million in the same period 2010. Marginal profit as a percentage of net sales in the first half 2010 was 16% compared to 20% in the same period 2009. The increase in gross profit is due to major shipments of 19% during the first half 2010 compared with the same period of 2009.

Operating Expenses

Operating expenses fell 11% to Ps. 1,008 million in the first six months 2010 compared to Ps. 1,128 million in the same period 2009, and represented 8% and 12% of net sales in the first half 2010 and the same period of 2009 respectively.

Operating Income

Operating income increased 31% from Ps. 747 million for the first six months 2009 compared to Ps. 980 million in the same period 2010. Operating income as a percentage of net sales was 8% in the first half 2010 and 2009, respectively. The increase in operating income is due to major shipments of 19% during the first half 2010 compared with the same period of 2009.

Ebitda

The ebitda of the first six months of 2010, increase16% or Ps. 209 million compared to 2009, the increase is due a mayor shipments of steel products during the 2010

Comprehensive Financial Cost

Comprehensive financial cost for the first half 2010 represented an expense of Ps. 38 million compared with an expense of Ps. 61 million for the first six months 2009. At the same time we registered an exchange loss of Ps. 41 million in the first half 2010 compared with an exchange loss of Ps. 49 million in the first half 2009.

Other Expenses (Income) net

The company recorded other expense net of Ps. 36 million in the first half 2010 while in 2009 the other expense net was cero in the same period.

Income Taxes

The Company recorded an income tax of Ps. 14 million in the first half 2010 (including the income of Ps. 46 million of deferred taxes) compared to Ps. 161 million in the same period of 2009 (including the provision of Ps. 105 million of deferred taxes).

Net Income

As a result of the foregoing, net income increased 75% from Ps. 526 million in the first half 2009 to Ps. 919 million in the same period 2010. The increase in the net income is due to mayor shipments.

Comparative second quarter 2010 vs. first quarter 2010

Net Sales

Net sales were similar in the second and first quarter 2010, to Ps. 6,393 million in the first quarter compared to Ps. 6,367 million in the second quarter 2010. Shipments of finished steel products decreased 8% from 604 thousand tons in the first quarter 2010 to 558 thousand tons in the second quarter 2010. Total sales outside of Mexico in the second quarter 2010 increased 11% to Ps. 3,749 million compared to Ps. 3,380 million in the first quarter 2010, while total Mexican sales decrease 13% from Ps. 3,013 million in the first quarter 2010 to Ps. 2,618 million in the second quarter 2010. The increase in sales can be explained due to increase in the average price of sales during the second quarter 2010, compared to the first quarter of 2010, the shipments in the second quarter decrease in 46 thousand tons.

Direct Cost of Sales

Direct cost of sales increased 4% from Ps. 5,269 million in the first quarter 2010 to Ps. 5,503 million in the second quarter 2010. Direct cost of sales as a percentage of net sales represented 86% in the second quarter 2010 compared to 82% in the first quarter period 2010. The average cost of sales by ton in the first half of 2010 increased 13% compared to the first quarter of 2010.

Gross Profit

Marginal profit in the second quarter 2010 decreased 23% to Ps. 1,124 million in the first quarter to Ps. 864 million in the second quarter 2010. Gross profit as a percentage of net sales in the second quarter 2010 was 14% compared to 18% in the first quarter 2010. The decreased in marginal profit is due to increased in price of raw materials.

Operating Expenses

Operating expenses fell 3% from Ps. 512 million in the first quarter 2010 to Ps. 496 million in the second quarter 2010, and represented 8% of net sales in the first and second quarter 2010.

Operating Income

Operating income decreased 40%, to Ps. 368 million in the second quarter 2010 compared to Ps. 612 million in the first quarter 2010. Operating income as a percentage of net sales was 10% in the first quarter 2010 compared to 6% in the second quarter 2010. The decrease in operating income is due to major increase of price of raw materials and decrease in the shipments.

Ebitda

The ebitda in the second quarter,2010 decreased 28% from Ps 870 million in the first quarter to Ps 629 million in the second quarter the felt in the ebitda is due a minor shipments of steel products and increase of cost of sales.

Comprehensive Financial Cost

Comprehensive financial cost for the first quarter 2010 represented an expense of Ps. 24 million compared with an expense of Ps. 14 million for the second quarter 2010. At the same time we registered an exchange loss of Ps. 14 million in the second quarter 2010 compared with an exchange loss of Ps. 27 million in the first quarter 2010.

Other Expenses (Income) net

The company recorded other expense net of Ps. 46 million in the second quarter 2010 compared to other income net of Ps. 10 million in the first quarter 2010.

Income Taxes

Income Taxes recorded an income of Ps. 34 million in the second quarter 2010 (including the income of Ps. 44 million of deferred income taxes) compared to an expense of Ps. 21 million in the first quarter 2010 (including the benefits of Ps. 2 million of deferred income taxes).

Net Income

As a result of the foregoing, net income fell 41% from Ps. 577 million in the first quarter 2010 to Ps. 342 million in the second quarter 2010.

Liquidity and Capital Resources

As of June 30, 2010, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998, or Ps. 3.8 million (accrued interest on June 30, 2010 was U.S. $431,634, or Ps. 5.4 million). As of December 31, 2009, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998 (accrued interest on December 31, 2009 was U.S. $418,176).

Comparative second quarter 2010 vs second quarter 2009

Net Sales

Net sales increased 53% from Ps. 4,161 million in the second quarter 2009 to Ps. 6,367 million in the second quarter 2010. Sales in tons of finished steel increased 18% to 558 thousand tons in the second quarter 2010 compared with 471 thousand tons in the second quarter 2009. The total sales outside of Mexico for the second quarter 2010 increased 144% to Ps. 3,749 million compared with Ps. 1,539 million for the second quarter 2009. Total Mexican sales decreased 2% from Ps. 2,623 million in the second quarter 2009 to Ps. 2,582 million in the second quarter 2010. Prices of finished products sold in the second quarter 2010 increased 29% compared to the second quarter 2009.

Direct Cost of Sales

Direct cost of sales increased 69% in the second quarter 2010 compared to same period 2009, from Ps. 3,256 million in the second quarter 2009 to Ps. 5,503 million in the second quarter 2010. With respect to sales, in the second quarter 2010, the direct cost of sales represent 86% compared to 78% for the second quarter 2009. The average cost of raw materials used to produce steel products increased 43% in the second quarter 2010 versus the second quarter 2009, primarily as a result of increases in the price of scrap and certain other raw materials.

Gross (Loss) Profit

Marginal profit for the second quarter 2010 decreased 5% to Ps. 864 million compared to Ps. 905 million in the second quarter 2009. The gross profit as a percentage of net sales for the second quarter 2010 was 14% compared to 22% for the second quarter of 2009. The decrease in marginal profit is due to the increase in the cost of raw materials used to produce steel products and increase of shipments.

Operating Expenses

Operating expenses decreased 9% from Ps. 543 million in the second quarter 2009 versus Ps. 496 million in the second quarter 2010. Operating expenses as a percentage of net sales represented 8% during the second quarter 2010 and 13% the second quarter 2009.

Operating (Loss) Income

Operating income was Ps. 368 million in the second quarter 2010 compared to Ps. 362 million in the second quarter 2009. The operating income as a percentage of net sales in the second quarter 2010 was 6% compared to 9% in the second quarter 2009.

Ebitda

The ebitda of the second quarter 2010 was Ps 629 million compared to Ps. 632 million in 2009, the similar ebitda in both periods its due to a mayor shipments of steel products of 2010 in 18%, but the increase in cost o sales was mayor to the price of sales.

Comprehensive Financial Cost

Comprehensive financial cost for the second quarter 2010 represented an expense of Ps. 14 million compared with an expense of Ps. 121 million for the second quarter 2009. At the same time we registered an exchange loss of Ps. 14 million in the second quarter 2010 compared with an exchange loss of Ps. 113 million in the second quarter 2009.

Other Expenses (Income) net

The company recorded other expense net of Ps. 46 million in the second quarter 2010 compared with other expense net of Ps. 2 million for the second quarter 2009.

Income Taxes

Income Taxes for the second quarter 2010 was an income of Ps. 34 million compared to Ps. 154 million of expense for the second quarter 2009.

Net Income (Loss)

As a result of the foregoing, net income was Ps. 342 million in the second quarter 2010 compared to Ps. 86 million for the second quarter 2009.

(millon of pesos)	1H ‘10	1H ‘09	Year 10 vs '09
Sales	12,760	9,242	38%
Cost of Sales	10,772	7,367	46%
Gross Profit	1,988	1,875	6%
Operating Expenses	1,008	1,128	-11%
Operating Profit	980	747	31%
EBITDA	1,500	1,291	16%
Net Profit	919	526	75%
Sales Outside Mexico	7,129	3,760	90%
Sales in Mexico	5,631	5,482	3%
Total Sales (Tons)	1,162	977	19%

Quarter
(millones of pesos)	2Q‘10	1Q ‘10	2Q ‘09	1Q´10vs 2Q´10	2Q´10 vs 2Q '09
Sales	6,367	6,393	4,161	0%	53%
Cost of Sales	5,503	5,269	3,256	4%	69%
Gross Profit	864	1,124	905	-23%	-5%
Operating Expenses	496	512	543	-3%	-9%
Operating Profit	368	612	362	-40%	2%
EBITDA	629	870	632	-28%	0%
Net Profit	342	577	86	-41%	298%
Sales Outside Mexico	3,749	3,380	1,539	11%	144%
Sales in Mexico	2,618	3,013	2,623	-13%	-2%
Total Sales (Tons)	558	604	471	-8%	18%

Product	Thousand of Tons Jan-Jun 2010	Million of Pesos Jan-Jun 2010	Average Price per Ton Jan-Jun 2010	Thousand of Tons Jan – Jun 2009	Million of Pesos Jan- Jun 2009	Average Price per Ton Jan-Jun 2009
Comercial Profiles	542	4,810	8,874	546	4,516	8,271
Special Profiles	620	7,950	12,823	431	4,726	10,965

Total	1,162	12,760	10,981	977	9,242	9,460

Product	Thousand of Tons Apr-Jun 2010	Million of Pesos Apr-Jun 2010	Average Price per Ton Apr-Jun 2010	Thousand of Tons Jan – Mar 2010	Million of Pesos Jan- Mar 2010	Average Price per Ton Jan-Mar 2010	Thousan d of Tons Apr-Jun 2009	Million of Pesos Apr-Jun 2009	Average Price per Ton Apr-Jun 2009
Comercial Profiles	250	2,277	9,108	292	2,533	8,674	263	2,103	7,996
Special Profiles	308	4,090	13,279	312	3,860	12,372	208	2,058	9,894

Total	558	6,367	11,410	604	6,393	10,584	471	4,161	8,835

Any forward-looking information contained herein is inherently subject to various risks, uncertainties and assumptions which, if incorrect, may cause actual results to vary materially from those anticipated, expected or estimated. The company assumes no obligation to update any forward-looking information contained herein.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
AT JUNE 30 OF 2010 AND 2009
(thousands of Mexican pesos)

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
s01	TOTAL ASSETS	27,433,035	100	30,653,915	100

s02	CURRENT ASSETS	13,399,051	49	13,156,456	43
s03	CASH AND SHORT-TERM INVESTMENTS	2,868,445	10	1,296,471	4
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	3,232,511	12	2,851,415	9
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE	560,912	2	567,661	2
s06	INVENTORIES	6,530,312	24	8,197,742	27
s07	OTHER CURRENT ASSETS	206,871	1	243,167	1
s08	LONG-TERM	0	0	0	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	0	0	0	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	9,563,054	35	10,006,587	33
s13	LAND AND BULIDINGS	3,724,126	14	3,724,127	12
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	12,982,644	47	12,744,809	42
s15	OTHER EQUIPMENT	232,798	1	231,917	1
s16	ACCUMULATED DEPRECIATION	7,807,070	28	7,174,185	23
s17	CONSTRUCTION IN PROGRESS	430,556	2	479,919	2
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	4,329,433	16	7,368,649	24
s19	OTHER ASSETS	141,497	1	122,223	0

s20	TOTAL LIABILITIES	6,633,206	100	8,912,103	100

s21	CURRENT LIABILITIES	3,840,858	58	4,525,964	51
s22	SUPPLIERS	2,294,030	35	2,501,299	28
s23	BANK LOANS	0	0	30,365	0
s24	STOCK MARKET LOANS	3,822	0	3,987	0
s103	OTHER LOANS WITH COST	586,824	9	508,288	6
s25	TAXES PAYABLE	147,557	2	307,956	3
s26	OTHER CURRENT LIABILITIES WITHOUT COST	808,625	12	1,174,069	13
s27	LONG-TERM LIABILITIES	0	0	0	0
s28	BANK LOANS	0	0	0	0
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS WITH COST	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON-CURRENT LIABILITIES WITHOUT COST	2,792,348	42	4,386,139	49

s33	CONSOLIDATED STOCKHOLDERS’ EQUITY	20,799,829	100	21,741,812	100

s34	MINORITY INTEREST	2,080,577	10	2,760,394	13
s35	MAJORITY INTEREST	18,719,252	90	18,981,418	87
s36	CONTRIBUTED CAPITAL	8,350,900	40	8,350,900	38
s79	CAPITAL STOCK	4,142,696	20	4,142,696	19
s39	PREMIUM ON ISSUANCE OF SHARES	4,208,204	20	4,208,204	19
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	10,368,352	50	10,630,518	49
s42	RETAINED EARNINGS AND CAPITAL RESERVES	10,038,287	48	10,329,465	48
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	330,065	2	301,053	1
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(thousands of Mexican pesos)

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
s03	CASH AND SHORT-TERM INVESTMENTS	2,868,445	100	1,296,471	100
s46	CASH	2,003,547	70	1,011,824	78
s47	SHORT-TERM INVESTMENTS	864,898	30	284,647	22

s07	OTHER CURRENT ASSETS	206,871	100	243,167	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	206,871	100	243,167	100

s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	4,329,433	100	7,368,649	100
s48	DEFERRED EXPENSES	2,520,375	58	3,153,149	43
s49	GOODWILL	1,798,293	42	4,166,160	57
s51	OTHER	10,765	0	49,340	1

s19	OTHER ASSETS	141,497	100	122,223	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	0	0	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	141,497	100	122,223	100

s21	CURRENT LIABILITIES	3,840,858	100	4,525,964	100
s52	FOREIGN CURRENCY LIABILITIES	2,502,693	65	1,962,229	43
s53	MEXICAN PESOS LIABILITIES	1,338,165	35	2,563,735	57

s26	OTHER CURRENT LIABILITIES WITHOUT COST	808,625	100	1,174,069	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	169,894	21	331,580	28
s89	INTEREST LIABILITIES	5,463	1	5,340	0
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	633,268	78	837,149	71

s27	LONG-TERM LIABILITIES	0	0	0	0
s59	FOREIGN CURRENCY LIABILITIES	0	0	0	0
s60	MEXICAN PESOS LIABILITIES	0	0	0	0

s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0

s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	2,792,348	100	4,386,139	100
s66	DEFERRED TAXES	2,705,881	97	4,305,403	98
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	32,955	1	32,316	1
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	53,512	2	48,420	1

s79	CAPITAL STOCK	4,142,696	100	4,142,696	100
s37	CAPITAL STOCK (NOMINAL)	2,420,230	58	2,420,230	58
s69	RESTATEMENT OF CAPITAL STOCK	1,722,466	42	1,722,466	42

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(thousands of Mexican pesos)

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	10,038,287	100	10,329,465	100
s93	LEGAL RESERVE	0	0	0	0
s43	RESERVE FOR REPURCHASE OF SHARES	200,612	2	200,612	2
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	8,875,093	88	9,307,346	90
s45	NET INCOME FOR THE YEAR	962,582	10	821,507	8

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	330,065	100	301,053	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY
	TRANSLATION	448,991	136	539,791	179
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL
	INSTRUMENTS	(118,926)	(36)	(238,738)	(79)
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

BALANCE SHEETS
OTHER CONCEPTS
(thousands of Mexican pesos)

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT

s72	WORKING CAPITAL	9,558,193	8,630,492
s73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	56	60
s75	EMPLOYERS (*)	1,421	1,640
s76	WORKERS (*)	3,048	2,569
s77	COMMON SHARES (*)	497,709,214	497,709,214
s78	REPURCHASED SHARES (*)	0	0
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	586,824	508,288

(*)	THESE ITEMS SHOULD BE EXPRESSED IN UNITS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

STATEMENTS OF INCOME
FROM JANUARY 1 TO JUNE 30 OF 2010 AND 2009
(thousands of Mexican pesos)

REF R	CATEGORIES	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
r01	NET SALES	12,759,896	100	9,242,065	100
r02	COST OF SALES	10,772,164	84	7,367,072	80
r03	GROSS PROFIT	1,987,732	16	1,874,993	20
r04	OPERATING EXPENSES	1,007,880	8	1,128,430	12
r05	OPERATING INCOME	979,852	8	746,563	8
r08	OTHER INCOME AND (EXPENSE), NET	(35,911)	0	469	0
r06	COMPREHENSIVE FINANCING RESULT	(38,311)	0	(60,645)	0
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	905,630	7	686,387	7
r10	INCOME TAXES	(13,556)	0	160,775	2
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	919,186	7	525,612	6
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	NET CONSOLIDATED INCOME	919,186	7	525,612	6
r19	NET INCOME OF MINORITY INTEREST	(43,396)	0	(295,895)	(3)
r20	NET INCOME OF MAJORITY INTEREST	962,582	8	821,507	9

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(thousands of Mexican pesos)

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
r01	NET SALES	12,759,896	100	9,242,065	100
r21	DOMESTIC	5,630,508	44	5,481,918	59
r22	FOREIGN	7,129,388	56	3,760,147	41
r23	TRANSLATED INTO DOLLARS (***)	565,855	4	269,294	3

r08	OTHER INCOME AND (EXPENSE), NET	(35,911)	100	469	100
r49	OTHER INCOME AND (EXPENSE), NET	(35,911)	100	469	100
r34	EMPLOYEES’ PROFIT SHARING EXPENSES	0	0	0	0
r35	DEFERRED EMPLOYEES’ PROFIT SHARING	0	0	0	0

r06	COMPREHENSIVE FINANCING RESULT	(38,311)	100	(60,645)	100
r24	INTEREST EXPENSE	6,096	(16)	29,622	(49)
r42	GAIN (LOSS) ON RESTATEMENT OF UDI’S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	8,531	22	18,082	30
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS), NET	(40,746)	(106)	(49,105)	(81)
r28	RESULT FROM MONETARY POSITION	0	0	0	0

r10	INCOME TAXES	(13,556)	100	160,775	100
r32	INCOME TAX	32,391	239	55,990	35
r33	DEFERRED INCOME TAX	(45,947)	(339)	104,785	65

(***)	THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

STATEMENTS OF INCOME
OTHER CONCEPTS
(thousands of Mexican pesos)

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT

r36	TOTAL SALES	13,292,195	9,496,823
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	22,749,360	27,392,625
r39	OPERATION INCOME (**)	(552,918)	1,364,719
r40	NET INCOME OF MAJORITY INTEREST (**)	(781,538)	1,492,787
r41	NET CONSOLIDATED INCOME (**)	(181,863)	908,987
r47	OPERATIVE DEPRECIATION AND AMORTIZATION	1,022,759	544,749

(**)	RESTATED INFORMATION FOR THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME
FROM APRIL 1 TO JUNE 30 OF 2010 AND 2009
(thousands of Mexican pesos)

REF R	CATEGORIES	CURRENT YEAR		PREVIOUS YEAR

		AMOUNT	%	AMOUNT	%
r01	NET SALES	6,366,902	100	4,161,424	100
r02	COST OF SALES	5,503,367	86	3,256,342	78
r03	GROSS PROFIT	863,535	14	905,082	22
r04	OPERATING EXPENSES	495,799	8	543,148	13
r05	OPERATING INCOME	367,736	6	361,934	9
r08	OTHER INCOME AND (EXPENSE), NET	(46,140)	0	(1,383)	0
r06	COMPREHENSIVE FINANCING RESULT	(13,965)	0	(120,570)	(3)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	307,631	5	239,981	6
r10	INCOME TAXES	(34,090)	0	154,041	4
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	341,721	5	85,940	2
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	NET CONSOLIDATED INCOME	341,721	5	85,940	2
r19	NET INCOME OF MINORITY INTEREST	(50,805)	0	(190,672)	(5)
r20	NET INCOME OF MAJORITY INTEREST	392,526	6	276,612	7

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(thousands of Mexican pesos)

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
rt01	NET SALES	6,366,902	100	4,161,424	100
rt21	DOMESTIC	2,617,696	41	2,622,826	63
rt22	FOREIGN	3,749,206	59	1,538,598	37
rt23	TRANSLATED INTO DOLLARS (***)	297,383	5	115,784	3

rt08	OTHER INCOME AND (EXPENSE), NET	(46,140)	100	(1,383)	100
rt49	OTHER INCOME AND (EXPENSE), NET	(46,140)	100	(1,383)	100
rt34	EMPLOYEES’ PROFIT SHARING EXPENSES	0	0	0	0
rt35	DEFERRED EMPLOYEES’ PROFIT SHARING	0	0	0	0

rt06	COMPREHENSIVE FINANCING RESULT	(13,965)	100	(120,570)	100
rt24	INTEREST EXPENSE	6,096	(44)	16,144	(13)
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI’S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	5,951	(43)	8,287	(7)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS), NET	(13,820)	99	(112,713)	93
rt28	RESULT FROM MONETARY POSITION	0	0	0	0

rt10	INCOME TAXES	(34,090)	100	154,041	100
rt32	INCOME TAX	10,160	(30)	216,099	140
rt33	DEFERRED INCOME TAX	(44,250)	130	(62,058)	(40)

(***)	THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME
OTHER CONCEPTS
(thousands of Mexican pesos)

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT
rt47	OPERATIVE DEPRECIATION AND AMORTIZATION	261,142	269,832

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

STATE OF CASH FLOW DIRECT METHOD)
FROM JANUARY 1 TO JUNE 30 OF 2010 AND 2009
(thousands of pesos)

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT

	ACTIVITIES OF OPERATION
e01	INCOME (LOSS) BEFORE INCOME TAXES	905,630	686,387
e02	+ (-) ITEMS NOT REQUIRING CASH	0	0
e03	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	510,910	515,781
e04	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	6,096	29,622
e05	CASH FLOW BEFORE INCOME TAX	1,422,636	1,231,790
e06	CASH FLOW PROVIDED OR USED IN OPERATION	(189,578)	(427,593)
e07	CASH FLOW PROVIDED OF OPERATING ACTIVITIES	1,233,058	804,197
	INVESTMENT ACTIVITIES
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	(156,141)	(100,506)
e09	CASH FLOW AFTER INVESTING ACTIVITIES	1,076,917	703,691
	FINANCING ACTIVITIES
e10	NET CASH FROM FINANCING ACTIVITIES	(156,808)	15,395
e11	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	920,109	719,086
e12	TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS	(564)	644
e13	CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	1,948,900	576,741
e14	CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	2,868,445	1,296,471

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)
BREAKDOWN OF MAIN CONCEPTS
(thousands of pesos)

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT
e02	+ (-) ITEMS NOT REQUIRING CASH	0	0
e15	+ ESTIMATES FOR THE PERIOD	0	0
e16	+ PROVISIONS FOR THE PERIOD	0	0
e17	+ (-) OTHER UNREALIZED ITEMS	0	0

e03	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	510,910	515,781
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	519,626	544,749
e19	(-) + GAIN OR LOSS ON SALE PROPERTY, PLANT AND EQUIPMENT	0	0
e20	+ IMPAIRMENT LOSS	0	0
e21	(-) + EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	0	0
e22	(-) DIVIDENDS RECEIVED	0	0
e23	(-) INTEREST INCOME	(8,531)	.(18,082)
e24	(-) + OTHER ITEMS	(185)	(10,886)

e04	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	6,096	29,622
e25	+ ACCRUED INTEREST	6,096	29,622
e26	+ (-) OTHER ITEMS	0	0

e06	CASH FLOW PROVIDED OR USED IN OPERATION	(189,578)	(427,593)
e27	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(1,198,395)	4,869
e28	+ (-) DECREASE (INCREASE) IN INVENTORIES	119,260	515,955
e29	+ (-)DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLES	883,412	(258,223)
e30	+ (-) INCREASE DECREASE IN SUPPLIERS	398,802	(812,057)
e31	+ (-)INCREASE DECREASE IN OTHER LIABILITIES	(377,980)	534,663
e32	+ (-) INCOME TAXES PAID OR RETURNED	(14,677)	(412,800)

e08	NET CASH FLOW FROM INVESTING ACTIVITIES	(156,141)	(100,506)
e33	(-) PERMANENT INVESTMENT IN SHARES	0	0
e34	+ DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
e35	(-) INVESTMENT IN PROPERTY PLANT AND EQUIPMENT	(164,672)	(118,588)
e36	+ SALE OF PROPERTY PLANT AND EQUIPMENT	0	0
e37	(-) INVESTMENT IN INTANGIBLE ASSETS	0	0
e38	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	+ OTHER PERMANENT INVESTMENTS	0	0
e40	+ DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDEND RECEIVED	0	0
e42	+ INTEREST RECEIVED	8,531	18,082
e43	+ (-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+ (-) OTHER ITEMS	0	0

e10	NET CASH FROM FINANCING ACTIVITIES	(156,808)	15,395
e45	+ BANK FINANCING	0	20,061
e46	+ STOCK MARKET FINANCING	0	0
e47	+ OTHER FINANCING	208,836	0
e48	(-) BANK FINANCING AMORTIZATION	0	0
e49	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
e50	(-) OTHER FINANCING AMORTIZATION	(359,548)	0
e51	+ (-) INCREASE (DECREASE ) IN CAPITAL STOCK	0	0
e52	(-) DIVIDENDS PAID	0	0
e53	+ PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
e55	(-) INTEREST EXPENSE	(6,096)	(20,192)
e56	(-) REPURCHASE OF SHARES	0	0
e57	+ (-) OTHER ITEMS	0	15,526

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

DATE PER SHARE
CONSOLIDATED

REF D	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR

d01	BASIC PROFIT PER ORDINARY SHARE (**)	$ (0.37)	$ 1.83
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$ 0.00	$ 0.00
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$ (0.37)	$ 1.83
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$ 0.00	$ 0.00
d08	CARRYING VALUE PER SHARE	$37.61	$38.14
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$ 0.00	$ 0.00
d10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
d11	MARKET PRICE TO CARRYING VALUE	0.81 times	0.75 times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE	(82.92) times	15.72 times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**)	TO CALCULATE THE DATE PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

RATIOS
CONSOLIDATED

REF P	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR

	YIELD
p01	NET INCOME TO NET SALES	7.20%	5.69%
p02	NET INCOME TO STOCKHOLDERS’ EQUITY (**)	(0.87)%	4.18%
p03	NET INCOME TO TOTAL ASSETS (**)	(0.66)%	2.97%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00%	0.00%
p05	INCOME DUE TO MONETARY POSITION TO NET INCOME	0.00%	0.00%

	ACTIVITY
p06	NET SALES TO NET ASSETS (**)	0.83 times	0.89 times
p07	NET SALES TO FIXED ASSETS (**)	2.38 times	2.74 times
p08	INVENTORIES TURNOVER (**)	1.65 times	2.86 times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	40 days	48 days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	4.25%	5.46%

	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	24.18%	29.07%
p12	TOTAL LIABILITIES TO STOCKHOLDERS’ EQUITY	0.32 times	0.41 times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	37.73%	22.02%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00%	0.00%
p15	OPERATING INCOME TO INTEREST PAID	160.74 times	25.20 times
p16	NET SALES TO TOTAL LIABILITIES (**)	3.43 times	3.07 times

	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	3.49 times	2.91 times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.79 times	1.10 times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	2.02 times	1.48 times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	74.68%	28.65%

(**)	IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

DIRECTOR REPORT

CONSOLIDATED

Comparative first six months 2010 vs. first six months 2009

Net Sales

Net sales increased 38% to Ps. 9,242 million in the first half 2009 compared to Ps. 12,760 million in the same period 2010. Shipments of finished steel products increased 19% from 977 thousand tons in the first half 2009 compared to 1,162 thousand tons in the same period 2010. Total sales outside of Mexico in the first half 2010 increased 90% to Ps. 7,129 million compared to Ps. 3,760 million in the same period 2009, while total Mexican sales increased 3% from Ps. 5,482 million in the first half 2009 to Ps. 5,631 million in the same period 2010. The increase in sales can be explained due to major shipments during the first half 2010 in 19%, compared to the same period of 2009 (185 thousand tons increase). The average price of steel products increased 16% in the first half 2010 compared with the same period of 2009.

Direct Cost of Sales

Direct cost of sales increased 46% form Ps. 7,367 million in the first six months 2009, to Ps. 10,772 million in the same period 2010. Direct cost of sales as a percentage of net sales represented 84% in the first half 2010 compared to 80% in the same period 2009. The cost of sales increased due an increase in the shipments of finished steel products and higher cost in raw material.

Gross Profit

Marginal profit in the first half 2010, increased 6% from Ps. 1,875 million in the firs half 2009, to Ps. 1,988 million in the same period 2010. Marginal profit as a percentage of net sales in the first half 2010 was 16% compared to 20% in the same period 2009. The increase in gross profit is due to major shipments of 19% during the first half 2010 compared with the same period of 2009.

Operating Expenses

Operating expenses fell 11% to Ps. 1,008 million in the first six months 2010 compared to Ps. 1,128 million in the same period 2009, and represented 8% and 12% of net sales in the first half 2010 and the same period of 2009 respectively.

Operating Income

Operating income increased 31% from Ps. 747 million for the first six months 2009 compared to Ps. 980 million in the same period 2010. Operating income as a percentage of net sales was 8% in the first half 2010 and 2009, respectively. The increase in operating income is due to major shipments of 19% during the first half 2010 compared with the same period of 2009.

Ebitda

The ebitda of the first six months of 2010, increase16% or Ps. 209 million compared to 2009, the increase is due a mayor shipments of steel products during the 2010

Comprehensive Financial Cost

Comprehensive financial cost for the first half 2010 represented an expense of Ps. 38 million compared with an expense of Ps. 61 million for the first six months 2009. At the same time we registered an exchange loss of Ps. 41 million in the first half 2010 compared with an exchange loss of Ps. 49 million in the first half 2009.

Other Expenses (Income) net

The company recorded other expense net of Ps. 36 million in the first half 2010 while in 2009 the other expense net was cero in the same period.

Income Taxes

The Company recorded an income tax of Ps. 14 million in the first half 2010 (including the income of Ps. 46 million of deferred taxes) compared to Ps. 161 million in the same period of 2009 (including the provision of Ps. 105 million of deferred taxes).

Net Income

As a result of the foregoing, net income increased 75% from Ps. 526 million in the first half 2009 to Ps. 919 million in the same period 2010. The increase in the net income is due to mayor shipments.

Comparative second quarter 2010 vs. first quarter 2010

Net Sales

Net sales were similar in the second and first quarter 2010, to Ps. 6,393 million in the first quarter compared to Ps. 6,367 million in the second quarter 2010. Shipments of finished steel products decreased 8% from 604 thousand tons in the first quarter 2010 to 558 thousand tons in the second quarter 2010. Total sales outside of Mexico in the second quarter 2010 increased 11% to Ps. 3,749 million compared to Ps. 3,380 million in the first quarter 2010, while total Mexican sales decrease 13% from Ps. 3,013 million in the first quarter 2010 to Ps. 2,618 million in the second quarter 2010. The increase in sales can be explained due to increase in the average price of sales during the second quarter 2010, compared to the first quarter of 2010, the shipments in the second quarter decrease in 46 thousand tons.

Direct Cost of Sales

Direct cost of sales increased 4% from Ps. 5,269 million in the first quarter 2010 to Ps. 5,503 million in the second quarter 2010. Direct cost of sales as a percentage of net sales represented 86% in the second quarter 2010 compared to 82% in the first quarter period 2010. The average cost of sales by ton in the first half of 2010 increased 13% compared to the first quarter of 2010.

Gross Profit

Marginal profit in the second quarter 2010 decreased 23% to Ps. 1,124 million in the first quarter to Ps. 864 million in the second quarter 2010. Gross profit as a percentage of net sales in the second quarter 2010 was 14% compared to 18% in the first quarter 2010. The decreased in marginal profit is due to increased in price of raw materials.

Operating Expenses

Operating expenses fell 3% from Ps. 512 million in the first quarter 2010 to Ps. 496 million in the second quarter 2010, and represented 8% of net sales in the first and second quarter 2010.

Operating Income

Operating income decreased 40%, to Ps. 368 million in the second quarter 2010 compared to Ps. 612 million in the first quarter 2010. Operating income as a percentage of net sales was 10% in the first quarter 2010 compared to 6% in the second quarter 2010. The decrease in operating income is due to major increase of price of raw materials and decrease in the shipments.

Ebitda

The ebitda in the second quarter,2010 decreased 28% from Ps 870 million in the first quarter to Ps 629 million in the second quarter the felt in the ebitda is due a minor shipments of steel products and increase of cost of sales.

Comprehensive Financial Cost

Comprehensive financial cost for the first quarter 2010 represented an expense of Ps. 24 million compared with an expense of Ps. 14 million for the second quarter 2010. At the same time we registered an exchange loss of Ps. 14 million in the second quarter 2010 compared with an exchange loss of Ps. 27 million in the first quarter 2010.

Other Expenses (Income) net

The company recorded other expense net of Ps. 46 million in the second quarter 2010 compared to other income net of Ps. 10 million in the first quarter 2010.

Income Taxes

Income Taxes recorded an income of Ps. 34 million in the second quarter 2010 (including the income of Ps. 44 million of deferred income taxes) compared to an expense of Ps. 21 million in the first quarter 2010 (including the benefits of Ps. 2 million of deferred income taxes).

Net Income

As a result of the foregoing, net income fell 41% from Ps. 577 million in the first quarter 2010 to Ps. 342 million in the second quarter 2010.

Liquidity and Capital Resources

As of June 30, 2010, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998, or Ps. 3.8 million (accrued interest on June 30, 2010 was U.S. $431,634, or Ps. 5.4 million). As of December 31, 2009, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998 (accrued interest on December 31, 2009 was U.S. $418,176).

Comparative second quarter 2010 vs second quarter 2009

Net Sales

Net sales increased 53% from Ps. 4,161 million in the second quarter 2009 to Ps. 6,367 million in the second quarter 2010. Sales in tons of finished steel increased 18% to 558 thousand tons in the second quarter 2010 compared with 471 thousand tons in the second quarter 2009. The total sales outside of Mexico for the second quarter 2010 increased 144% to Ps. 3,749 million compared with Ps. 1,539 million for the second quarter 2009. Total Mexican sales decreased 2% from Ps. 2,623 million in the second quarter 2009 to Ps. 2,582 million in the second quarter 2010. Prices of finished products sold in the second quarter 2010 increased 29% compared to the second quarter 2009.

Direct Cost of Sales

Direct cost of sales increased 69% in the second quarter 2010 compared to same period 2009, from Ps. 3,256 million in the second quarter 2009 to Ps. 5,503 million in the second quarter 2010. With respect to sales, in the second quarter 2010, the direct cost of sales represent 86% compared to 78% for the second quarter 2009. The average cost of raw materials used to produce steel products increased 43% in the second quarter 2010 versus the second quarter 2009, primarily as a result of increases in the price of scrap and certain other raw materials.

Gross (Loss) Profit

Marginal profit for the second quarter 2010 decreased 5% to Ps. 864 million compared to Ps. 905 million in the second quarter 2009. The gross profit as a percentage of net sales for the second quarter 2010 was 14% compared to 22% for the second quarter of 2009. The decrease in marginal profit is due to the increase in the cost of raw materials used to produce steel products and increase of shipments.

Operating Expenses

Operating expenses decreased 9% from Ps. 543 million in the second quarter 2009 versus Ps. 496 million in the second quarter 2010. Operating expenses as a percentage of net sales represented 8% during the second quarter 2010 and 13% the second quarter 2009.

Operating (Loss) Income

Operating income was Ps. 368 million in the second quarter 2010 compared to Ps. 362 million in the second quarter 2009. The operating income as a percentage of net sales in the second quarter 2010 was 6% compared to 9% in the second quarter 2009.

Ebitda

The ebitda of the second quarter 2010 was Ps 629 million compared to Ps. 632 million in 2009, the similar ebitda in both periods its due to a mayor shipments of steel products of 2010 in 18%, but the increase in cost o sales was mayor to the price of sales.

Comprehensive Financial Cost

Comprehensive financial cost for the second quarter 2010 represented an expense of Ps. 14 million compared with an expense of Ps. 121 million for the second quarter 2009. At the same time we registered an exchange loss of Ps. 14 million in the second quarter 2010 compared with an exchange loss of Ps. 113 million in the second quarter 2009.

Other Expenses (Income) net

The company recorded other expense net of Ps. 46 million in the second quarter 2010 compared with other expense net of Ps. 2 million for the second quarter 2009.

Income Taxes

Income Taxes for the second quarter 2010 was an income of Ps. 34 million compared to Ps. 154 million of expense for the second quarter 2009.

Net Income (Loss)

As a result of the foregoing, net income was Ps. 342 million in the second quarter 2010 compared to Ps. 86 million for the second quarter 2009.

(millon of pesos)	1H ‘10	1H ‘09	Year 10 vs '09
Sales	12,760	9,242	38%
Cost of Sales	10,772	7,367	46%
Gross Profit	1,988	1,875	6%
Operating Expenses	1,008	1,128	-11%
Operating Profit	980	747	31%
EBITDA	1,500	1,291	16%
Net Profit	919	526	75%
Sales Outside Mexico	7,129	3,760	90%
Sales in Mexico	5,631	5,482	3%
Total Sales (Tons)	1,162	977	19%

Quarter
(millones of pesos)	2Q‘10	1Q ‘10	2Q ‘09	1Q´10vs 2Q´10	2Q´10 vs 2Q '09
Sales	6,367	6,393	4,161	0%	53%
Cost of Sales	5,503	5,269	3,256	4%	69%
Gross Profit	864	1,124	905	-23%	-5%
Operating Expenses	496	512	543	-3%	-9%
Operating Profit	368	612	362	-40%	2%
EBITDA	629	870	632	-28%	0%
Net Profit	342	577	86	-41%	298%
Sales Outside Mexico	3,749	3,380	1,539	11%	144%
Sales in Mexico	2,618	3,013	2,623	-13%	-2%
Total Sales (Tons)	558	604	471	-8%	18%

Product	Thousand of Tons Jan-Jun 2010	Million of Pesos Jan-Jun 2010	Average Price per Ton Jan-Jun 2010	Thousand of Tons Jan – Jun 2009	Million of Pesos Jan- Jun 2009	Average Price per Ton Jan-Jun 2009
Comercial
Profiles	542	4,810	8,874	546	4,516	8,271
Special Profiles	620	7,950	12,823	431	4,726	10,965

Total	1,162	12,760	10,981	977	9,242	9,460

Product	Thousand of Tons Apr-Jun 2010	Million of Pesos Apr-Jun 2010	Average Price per Ton Apr-Jun 2010	Thousand of Tons Jan – Mar 2010	Million of Pesos Jan- Mar 2010	Average Price per Ton Jan-Mar 2010	Thousand of Tons Apr-Jun 2009	Million of Pesos Apr-Jun 2009	Average Price per Ton Apr-Jun 2009
Comercial Profiles	250	2,277	9,108	292	2,533	8,674	263	2,103	7,996
Special Profiles	308	4,090	13,279	312	3,860	12,372	208	2,058	9,894

Total	558	6,367	11,410	604	6,393	10,584	471	4,161	8,835

Any forward-looking information contained herein is inherently subject to various risks, uncertainties and assumptions which, if incorrect, may cause actual results to vary materially from those anticipated, expected or estimated. The company assumes no obligation to update any forward-looking information contained herein.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

FINANCIAL STATEMENT NOTES

CONSOLIDATED

(1) Operations preparation bases and summary of significant accounting policies:

Grupo Simec, S.A. de C.V. and its Subsidiaries (“the Company”) are subsidiaries of Industrias CH, S.A. de C.V. (“ICH”), and their main activities consist of the manufacturing and sale of steel products primarily destined for the construction sector of Mexico and other countries.

Significant accounting policies and practices followed by the Companies which affect the principal captions of the financial statements are described below:

a. Financial statement presentation - Below is a summary of the most significant accounting policies and practices used in the preparation of the consolidated financial statements, in conformity with Mexican Financial Reporting Standards (MFRS), which include Bulletins and Circulars issued by the Accounting Principles Commission (CPC) of the Mexican Institute of Public Accountants (IMCP) which have not been amended, replaced or abrogated by MFRS issued by the Mexican Financial Reporting Standards Research and Development Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. (CINIF)

b. All significant intercompany balances and transactions have been eliminated in consolidation.

c. Cash and cash equivalents - The Company considers short-term investments with original maturities not greater than three months to be cash equivalent. Cash equivalents include temporary investments and Mexican Government Treasury Bonds, and are stated at market value, which approximates cost plus earned interest. Any increase in market value is credited to operations for the period.

d. Inventories - Domestic subsidiaries’ inventories are recorded initially at average cost under the direct costing system. Foreign subsidiaries’ inventories are valued on a last-in, first-out (LIFO). For translation effects into MFRS the inventories have been adjusted from LIFO to average cost under the direct costing system.

Billet finished goods and work in process, raw materials and materials, supplies and rollers - At the average cost.

The Company presents as non-current inventories the rollers and spare parts, which according to historical data and production trends will not be used within a one-year period.

e.- Derivative financial instruments-- During 2010, 2009 and 2008 the Company used derivative financial instruments for hedging risks associated with natural gas prices for which it conducted studies on historical consumption, future requirement and commitments acquired, thus diminishing its exposure to risks other than its normal operating risks.

To mitigate the risks associated with changes in natural gas prices occurring naturally as a result of the supply and demand on international markets, the Company uses natural gas cash-flow exchange contracts or natural gas swaps to offset fluctuations in the price of natural gas, whereby the Company receives a floating price and pays a fixed price. Fluctuations in natural gas prices from volumes consumed are recognized as part of the Company’s operating cost.

The fair value of these assets or liabilities is restated at the end of each month based on the new estimate. The Company periodically evaluates the changes in cash flows of the derivative instrument to analyze if the swaps are highly effective for mitigating the exposure to natural gas price fluctuations. A hedge instrument is considered to be highly effective when changes in its fair value or cash flows of the primary position are compensated on a regular or cumulatively basis, by changes in fair value or cash flows of the hedging instrument in a range between 80% and 125%. In 2010, 2009 and 2008 the fair value of derivatives that did not qualify for hedge accounting was adjusted through Statement of Income. For the derivatives that qualified for hedge accounting their fair value was adjusted through the Stockholders’ equity in the caption Fair value of derivative financial instruments until such time as the related item the derivative hedges is recognized in income. At that time, the fair value included in Stockholders’ equity is also recognized in income. The Company is using derivative financial instruments for hedging risks associated with natural gas prices and conducted studies on historical consumption, future requirements and commitments; thus it avoided exposure to risks other than the normal operating risks. Management of the Company examines its financial risks by continually analyzing price, credit and liquidity risks.

f. Property, plant and equipment - Property, plant and equipment of domestic origin are restated by using factors derived from The National Consumer Price Index (“NCPI”) from the date of their acquisition, and imported machinery and equipment are restated by applying devaluation and inflation factors of the country of origin, until December 31, 2007. Depreciation recorded in the consolidated statement of income (loss) is computed based upon the estimated useful life and the restated cost of each asset. In addition, Financial expense incurred during the construction period is capitalized as construction in progress. The estimated useful lives of assets as of June 30, 2010 are as follows:

Years
Buildings	15 to 50
Machinery and equipment	10 to 40
Buildings and improvements (Republic)	10 to 25
Land improvements (Republic)	5 to 25
Machinery and equipment (Republic)	5 to 20

g. Other assets - Organization and pre-operating expenses are capitalized and their amortization is calculated by the straight-line method over a period of 20 years.

h. Seniority premiums and severance payments – According to Federal Labor Law, employees are entitled to seniority premiums after fifteen years or more of services. These premiums are recognized as expenses in the years in which the services are rendered, using actuarial calculations based on the projected unit credit method, and since 1996 by applying real interest and salary increases.

Any other payments to which employees may be entitled in case of separation, disability or death, are charged to operations in the period in which they become payable.

i. Pension plan - Until 1995, the Company provided pension benefits for all personnel with a minimum of 10 years of service and 35 years of age. The Company had established an irrevocable trust for its contributions, which were based on actuarial calculations. In December 1995, the board of directors of the Company, in agreement with the trade union, discontinued these benefits and related contributions to the trust fund. This decision was made because of the new Mexican pension fund system, Administradoras de Fondos para el Retiro, which establishes similar benefits for the employees. The balance of the trust fund will be applied to the retirement benefits of qualifying employees until the fund is exhausted due to the irrevocable status of the fund.

The Company does not have any contractual obligation regarding the payment of pensions of retirements.

j. Income taxes - In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, “Accounting for Income and Asset Taxes and Employee Profit Sharing”, which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years.

The Company and its subsidiaries are included in the consolidated tax returns of the company's parent.

k. Foreign currency transactions and exchange differences – All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

For consolidation purposes, the financial statements of the foreign subsidiaries, were translated into pesos in conformity with Mexican accounting Bulletin MFRS B-15, Transactions in Foreign Currency.

The first step in the process of conversion of financial information of the operations is the determination of the functional currency, which is in first instance the currency of primary the economic surroundings of the foreign operation; nevertheless, despite the previous thing, the functional currency can differ from the premises or registry, in the measurement that this one does not represent the currency that fundamentally affects the cash flow of the operations abroad. The financial statements of the foreign subsidiaries were turned to Mexican pesos with the following procedure:

- Applying the prevailing exchange rate at the consolidated balance date for monetary assets and liabilities.

- Applying the prevailing historical exchange rate for nonmonetary assets and liabilities and for stockholders’ equity accounts.

- Applying the prevailing the historical exchange rate at the consolidated balance sheet date for revenues and expenses during the reporting period

- The resulting effect of translation, the process of consolidation and to apply the participation method, is recorded in stockholders’ equity under the accumulated effect by conversion forming part of the Comprehensive Income.

l. Geographic concentration of credit risk - The Company sells its products primarily to distributors for the construction industry with no specific geographic concentration. Additionally, no single customer accounted for a significant amount of the Company's sales, and there were no significant accounts receivable from a single customer or affiliate at June 30, 2010 sales in Simrep has a reducing number of customer, whose accumulated income are important in the consolidated sales of Simrep. The Company performs evaluations of its customers' credit histories and establishes and allowance for doubtful accounts based upon the credit risk of specific customers and historical trends.

m. Other income (expenses) - Other income (expenses) shown in the consolidated statements of operations primarily includes other financial operations.

(2) Financial Debt:

As of June 30, 2010, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998, or Ps. 3.8 million (accrued interest on June 30, 2010 was U.S. $431,634, or Ps. 5. million). As of December 31, 2009, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998 (accrued interest on December 31, 2009 was U.S. $418,176).

(3) Commitments and contingent liabilities:

a. Pacific Steel, Inc. (a wholly-owned subsidiary located in the U.S.A.) has been named in various claims and suits relating to the generation, storage, transport, disposal and cleanup of materials classified as hazardous waste. The Company has accrued approximately Ps. 5,369 (U.S. $424,207) at June 30, 2010, (included in accrued liabilities) relating to these actions; the reduction of this reserve from previous levels reflects clean-up activities undertaken by Simec. Management believes the ultimate liability with respect to this matter will not exceed the amounts that have been accrued.

b. The Company is subject to various other legal proceeding and claims, which have arisen, in the ordinary course of its business. It is the opinion of management that their ultimate resolution will not have a material adverse effect on the Company’s consolidated financial position or consolidated results of operations.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

RELATIONS OF SHARES INVESTMENTS

CONSOLIDATED

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP
SUBSIDIARIES
Cia Siderurgica de Guadalajara	Production and sales of steel products		99.99
Simec International	Production and sales of steel products		99.99
Arrendadora Simec	Production and sales of steel products		100.00
Undershaft	Sub-Holding		100.00
Pacific Steel	Scrap purchase		100.00
Cia. Siderúrgica del Pacífico	Rent of land		99.99
Coordinadora de Servicios Siderúrgicos de Calidad	Administrative services		100.00
Comercializadora Simec	Sales of steel products		99.99
Industrias del Acero y del Alambre	Sales of steel products		99.99
Procesadora Mexicali	Scrap purchase		99.99
Servicios Simec	Administrative services		100.00
Sistemas de Transporte de Baja California	Freight services		100.00
Operadora de Metales	Administrative services		100.00
Operadora de Servicios Siderúrgicos de Tlaxcala	Administrative services		100.00
Administradora de Servicios Siderúrgicos de Tlaxcala	Administrative services		100.00
Operadora de Servicios de la Industria Siderúrgica	Administrative services		100.00
SimRep	Sub-Holding		50.22
Republic Engineered Products	Production and sales of steel products		50.22
CSG Comercial	Sales of steel products		99.95
Comercializadora de Productos de Aceros de Tlaxcala	Sales of steel products		99.95
Siderúrgica de Baja California	Sales of steel products		99.95
Corporación Aceros DM	Sub-Holding		99.99
Productos Siderurgicos de Tlaxcala	Sales of steel products		100.00
Comercializadora MSAN	Sales of steel products		100.00
Comercializadora Aceros DM	Sales of steel products		100.00
Promotora de Aceros San Luis	Sales of steel products		100.00
Arrendadora Norte de Matamoros	Land		85.00
Procesadora Industrial	Administrative services		99.99
Acero Transporte San	Freight services		100.00
Simec International 2	Production and sales of steel products		99.99
Simec International 3	Production and sales of steel products		99.99
Simec International 4	Production and sales of steel products		99.99
Simec International 5	Production and sales of steel products		99.99
Simec Acero	Sales of steel products		100.00
Simec USA	Sales of steel products		100.00
Pacific Projects	Administrative services		100.00

TOTAL INVESTMENT IN SUBSIDIARIES

ASSOCIATEDS
			0
TOTAL INVESTMENT IN ASSOCIATEDS			0
OTHER PERMANENT INVESTMENTS			0.00
TOTAL			0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

CREDITS BREAK DOWN
(THOUSANDS OF MEXICAN PESOS)

CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated in Pesos (Thousands of Pesos)						Denominated in Foreign Currency (Thousands of Pesos)
			Time Interval						Time Interval
			Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years or More	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years or More
BANKS
			0	0	0	0	0	0	0	0	0	0	0	0
			0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			0	0	0	0	0	0	0	0	0	0	0	0

LISTED IN THE STOCK EXCHANGE
UNSECURED DEBT
Medium Term Notes	15/12/1998	9.33	0	0	0	0	0	0	3,822	0	0	0	0	0

TOTAL STOCK EXCHANGE			0	0	0	0	0	0	3,822	0	0	0	0	0

SUPPLIERS

Various			780,937	0	0	0	0	0	1,513,093	0	0	0	0	0

TOTAL SUPPLIERS			780,937	0	0	0	0	0	1,513,093	0	0	0	0	0

OTHER LOANS WITH COST		0.25							586,824

TOTAL			0	0	0	0	0	0	0	0	0	0	0	0

OTHER CURRENT LIABILITIES WITHOUT COST
Various	419,350	0	0	0	0	0	389,275	0	0	0	0	0
TOTAL	419,350	0	0	0	0	0	389,275	0	0	0	0	0

TOTAL	1,200,287	0	0	0	0	0	2,493,014	0	0	0	0	0

NOTES: The exchange rate of the peso to the U.S. Dollar at June 30, 2010 was Ps. 12.6567

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

MONETARY FOREIGN CURRENCY POSITION
(Thousands of Mexican Pesos)

CONSOLIDATED

	DOLLARS		OTHER CURRENCIES		TOTAL
FOREIGN CURRENCY POSITION	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS

TOTAL ASSETS	374,407	4,738,760	1	13	4,738,773

LIABILITIES POSITION	197,653	2,501,428	100	1,265	2,502,693
SHORT TERM LIABILITIES POSITION	197,653	2,501,428	100	1,265	2,502,693
LONG TERM LIABILITIES POSITION	0	0	0	0	0

NET BALANCE	176,754	2,237,332	(99)	(1,252)	2,236,080

NOTES

    THE EXCHANGE RATE OF THE PESO TO THE U.S. DOLLAR AT JUNE 30, 2010 WAS PS. 12.6567

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

DEBT INSTRUMENTS

CONSOLIDATED

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

MEDIUM TERM NOTES

A) Current assets to current liabilities must be 1.0 times or more.

B) Total liabilities to total assets do not be more than 0.60.

C) Operating income plus items added to income which do not require using cash must be 2.0 times or more.

This notes was offered in the international market.

ACTUAL SITUATION OF FINANCIAL LIMITED

MEDIUM TERM NOTES

A) Accomplished the actual situation is 3.47 times.

B) Accomplished the actual situation is 0.24

C) Accomplished the actual situation is 22.77

As of June 30, 2010, the remaining balance of the MTNs not exchanged amounts to Ps. 3,822 ($302,000 dollars).

C.P. Adolfo Luna Luna
Chief Financial Officer

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
GUADALAJARA MINI MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	480	78.40
MEXICALI MINI MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	250	62.32
APIZA CO AND CHOLULA PLANTS	PRODUCTION AND SALES OF STEEL PRODUCTS	460	78.53
CANTON CASTER FACILITY	PRODUCTION OF BILLET	1,380	69.90
LORAIN CASTER FACILITY	PRODUCTION OF BILLET	1,150	0.00
LORAIN HOT-ROLLING MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	840	43.50
LACKAWANNA HOT-ROLLING MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	600	75.60
MASSILLON COLD-FINISH FACILITY	PRODUCTION AND SALES OF STEEL PRODUCTS	125	71.20
GARY COLD-FINISH FACILITY	PRODUCTION AND SALES OF STEEL PRODUCTS	70	46.80
ONTARIO COLD-FINISH FACILITY	PRODUCTION AND SALES OF STEEL PRODUCTS	60	62.50
SAN LUIS POTOSI COLD-FINISH FACILITY	PRODUCTION AND SALES OF STEEL PRODUCTS	600	87.80

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

MAIN RAW MATERIALS

CONSOLIDATED

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOMESTIC SUBSTITUTION	COST PRODUCTION (%)
PLANTS IN USA		SCRAP	VARIOUS	NO	37.53
SCRAP	VARIOUS	PLANTS IN MEXICO			55.29
FERROALLOYS	VARIOUS	PLANTS IN MEXICO		YES	6.38
PLANTS IN USA		FERROALLOYS	VARIOUS	NO	12.33
ELECTRODES	VARIOUS	PLANTS IN MEXICO	VARIOUS	YES	2.30
PLANTS IN USA		ELECTRODES	VARIOUS	NO	2.67

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

CONSOLIDATED

DOMESTIC SALES

MAIN PRODUCTS	NET SALES		MAIN DESTINATION
	VOLUME	AMOUNT	TRADEMARKS	CUSTOMERS
COMMERCIAL PROFILES	454	3,940,934
SPECIAL PROFILES	169	1,689,574

T O T A L		5,630,508

FOREIGN SALES		7,129,388
TOTAL		12,759,896

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

MAIN PRODUCTS	NET SELLS		MAIN
	VOLUME	AMOUNT	TRADEMARKS	CUSTOMERS
EXPORTS
COMMERCIAL PROFILES	88	871,299
SPECIAL PROFILES	43	474,242

FOREIGN SUBSIDIARIES
SPECIAL PROFILES	408	5,783,847

T O T A L		7,129,388

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

CONSTRUCTION IN PROGRESS

CONSOLIDATED

THE PROJECTS IN PROGRESS AT JUNE 30, 2010, ARE:

PROJECTS IN PROGRESS	TOTAL INVESTMENT

PROJECTS IN REPUBLIC	248,980
PROJECTS IN MEXICALI	3,661
PROJECTS IN TLAXCALA	137,285
PROJECTS IN GUADALAJARA	20,502
PROJECTS IN SAN LUIS POTOSI	20,128

TOTAL INVESTMENT AT
JUNE 30, 2010	430,556

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

TRANSACTIONS IN FOREIGN CURRENCY AND CONVERSION OF FINANCIAL STATEMENTS OF FOREIGN OPERATIONS INFORMATION RELATED TO BULLETIN B-15

CONSOLIDATED

Foreign currency transactions and exchange differences – Transactions in foreign currencies are recorded at the exchange rates prevailing at the celebration and liquidation dates. The assets and liabilities in foreign currencies are translated at the exchange rates prevailing at the date of the consolidated balance sheet. The exchange gains or losses incurred in connection with those assets or liabilities are included in the Statement of income, as part of the comprehensive financing cost. Note 3 presents the consolidated position in foreign currencies at the end of each year and the exchange rates used in the translation.

The functional and reporting currency of the Company is the Mexican peso. The financial statements of foreign subsidiaries were translated to Mexican pesos in accordance with the New Mexican Financial Reporting Standard MFRS B-15 "Conversion of foreign currencies” that came into effect on January 1, 2008. Under this Standard, the first step to convert financial information from operations abroad is the determination of the functional currency. The functional currency is the currency of the primary economic environment of the foreign operation or, if different, the currency that mainly impacts its cash flows. The new rule incorporates the concepts of recording currency that is the currency in which the entity maintains its accounting records, whether for legal or information purposes and the reporting currency, which is the currency chosen by the Company to report its financial information.

The U.S. dollar was considered as the functional currency of the subsidiary SimRep, therefore the financial statements of this subsidiary were translated into Mexican pesos by applying: i) the exchange rates at the balance sheet date to all assets and liabilities and (ii) the historical exchange rate at stockholders’ equity accounts and revenues, costs and expenses. The difference resulting from the translation or consolidation processes or from applying the equity method, is recognized as a cumulative translation adjustment as part of Translation effect in foreign subsidiaries in Stockholders’ equity.

The Mexican Peso was considered the functional currency of the subsidiary Pacific Steel and the U.S. dollar as its recording currency; therefore the financial statements were translated to Mexican pesos as follows: i) monetary assets and liabilities by applying the exchange rates at the balance sheet date; ii) non-monetary assets and liabilities, as well as stockholders’ equity accounts, at the historical exchange rate; and iii) revenues, costs and expenses at the historical exchange rate. Translation differences were carried directly to the income statement under the caption Foreign exchange loss, net.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

     CONSOLIDATED

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID COUPON		NUMBER OF SHARES			CAPITAL STOCK (Thousands of Pesos)
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
B			90,850,050	406,859,164	0	497,709,214	441,786	1,978,444
TOTAL			90,850,050	406,859,164	0	497,709,214	441,786	1,978,444

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION:	497,709,214

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 2 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

CONSOLIDATED

DECLARATION OF THE COMPANY OFFICIALS RESPONSIBLE FOR THE INFORMATION CONTAINED IN THIS REPORT.

LUIS GARCIA LIMON AND ADOLFO LUNA LUNA CERTIFY THAT BASED ON OUR KNOWLEDGE, THIS REPORT DOES NOT CONTAIN ANY UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE HEREIN, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH SUCH STATEMENTS WERE MADE, NOT MISLEADING WITH RESPECT TO THE PERIOD COVERED BY THIS FIRST QUARTER REPORT.

ING LUIS GARCIA LIMON	C.P. ADOLFO LUNA LUNA
CHIEF EXECUTIVE OFFICER	CHIEF FINANCIAL OFFICER

GUADALAJARA, JAL, AT JULY 28 OF 2010.